CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee (1)
Notes	$3,000,000	$409.20
(1) Fees were previously paid in connection with this offering as disclosed in pricing supplement no. 751 dated October 12, 2012 to Registration Statement No. 333-177923 filed by JPMorgan Chase & Co., which pricing supplement was filed on October 16, 2012. No additional registration fee has been paid with respect to this offering.

Amended and restated pricing supplement no. 751-A*
To prospectus dated November 14, 2011,
prospectus supplement dated November 14, 2011,
product supplement no. 4-I dated November 14, 2011 and
underlying supplement no. 1-I dated November 14, 2011
Registration Statement No. 333-177923 Dated October 17, 2012 Rule 424(b)(8)
Structured Investments	$3,000,000 Knock-Out Buffered Notes Linked to the EURO STOXX 50® Index due April 17, 2014

General

•
The notes are designed for investors who seek unleveraged exposure to appreciation of the EURO STOXX 50® Index at maturity, without upside enhancement.  Investors should be willing to forgo interest and dividend payments and, if the Index closing level is less than the Initial Index Level by more than the Knock-Out Buffer Amount of 36.60% on any day during the Monitoring Period, be willing to lose some or all of their principal at maturity.  Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

•	Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing April 17, 2014†
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof
•
The notes priced on October 12, 2012 and are expected to settle on or about October 17, 2012.  The pricing date, for the purposes of these notes, is the day that the terms of the notes become final.  The Initial Index Level was determined by reference to the closing level of the Index on October 11, 2012 and not by reference to the closing level of the Index on the pricing date.

Key Terms

Index:	The EURO STOXX 50® Index (the “Index”)
Knock-Out Event:	A Knock-Out Event occurs if, on any day during the Monitoring Period, the Index closing level is less than the Initial Index Level by more than the Knock-Out Buffer Amount.
Knock-Out Buffer Amount:	36.60%
Payment at Maturity:
If the Ending Index Level is greater than the Initial Index Level, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return. Accordingly, if the Index Return is positive, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Index Return)

If the Ending Index Level is equal to the Initial Index Level, or if the Ending Index Level is less than the Initial Index Level and a Knock-Out Event has not occurred, you will receive the principal amount of your notes at maturity.

If the Ending Index Level is less than the Initial Index Level and a Knock-Out Event has occurred, you will lose 1% of the principal amount of your notes for every 1% that the Ending Index Level is less than the Initial Index Level. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows.

$1,000 + ($1,000 × Index Return)
You will lose some or all of your investment at maturity if the Ending Index Level is less than the Initial Index Level and a Knock-Out Event has occurred.
Monitoring Period:	The period from but excluding the pricing date to and including the Observation Date
Index Return:	Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	The Index closing level on October 11, 2012, which was 2,487.08
Ending Index Level:	The Index closing level on the Observation Date
Observation Date†:	April 14, 2014
Maturity Date†:	April 17, 2014
CUSIP:	48126DDV8
*
This amended and restated pricing supplement no. 751-A amends and restates and supersedes the pricing supplement no. 751 related hereto dated October 12, 2012 to product supplement no. 4-I in its entirety (the pricing supplement no. 751 is available on the SEC website at http://sec.gov/Archives/edgar/data/19617/000095010312005485/dp33608_424b2-ps751.htm)

†
Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” and “Description of Notes — Postponement of a Determination Date — A. Notes Linked to a Single Component” in the accompanying product supplement no. 4-I

Investing in the Knock-Out Buffered Notes involves a number of risks.  See “Risk Factors” beginning on page PS-21 of the accompanying product supplement no. 4-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement 1-I and “Selected Risk Considerations” beginning on page PS-3 of this amended and restated pricing supplement.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this amended and restated pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus.  Any representation to the contrary is a criminal offense.
	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$12.50	$987.50
Total	$3,000,000	$37,500	$2,962,500
(1)
The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, whichincludes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assumingthe risks inherent in providing such hedge. For additional related information, please see “Use of Proceeds and Hedging” beginning on page PS-48 of the accompanying product supplement no. 4-I.

(2)
J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $12.50 per $1,000 principal amount note.  See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-77 of the accompanying product supplement no. 4-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

October 17, 2012

Additional Terms Specific to the Notes

You should read this amended and restated pricing supplement together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 4-I dated November 14, 2011 and underlying supplement no. 1-I dated November 14, 2011.  This amended and restated pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated October 11, 2012 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.  This amended and restated pricing supplement amends and restates and supersedes the pricing supplement no. 751 related hereto dated October 12, 2012 to product supplement 4-I in its entirety.  You should rely only on the information contained in this amended and restated pricing supplement and in the documents listed below in making your decision to invest in the notes.  You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 4-I and “Risk Factors” in the accompanying underlying supplement no. 1-I, as the notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 4-I dated November 14, 2011:
http://www.sec.gov/Archives/edgar/data/19617/000089109211007593/e46160_424b2.pdf

•	Underlying supplement no. 1-I dated November 14, 2011:
http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf

•	Prospectus supplement dated November 14, 2011:
http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

•	Prospectus dated November 14, 2011:
http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617.  As used in this amended and restated pricing supplement, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

JPMorgan Structured Investments -	PS - 1
Knock-Out Buffered Notes Linked to the EURO STOXX 50® Index

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index?

The following table illustrates the hypothetical total return at maturity on the notes.  The “total return” as used in this amended and restated pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000.  Each hypothetical total return set forth below assumes an Initial Index Level of 2,500 and reflects the Knock-Out Buffer Amount of 36.60%.  Each hypothetical total return set forth below is for illustrative purposes only and may not be the actual total return applicable to a purchaser of the notes.  The numbers appearing in the following table and examples have been rounded for ease of analysis.

		Total Return
Ending Index Level	Index Return	Knock-Out Event Has Not Occurred(1)	Knock-Out Event Has Occurred(2)
4,500.00	80.00%	80.00%	80.00%
4,125.00	65.00%	65.00%	65.00%
4,000.00	60.00%	60.00%	60.00%
3,750.00	50.00%	50.00%	50.00%
3,500.00	40.00%	40.00%	40.00%
3,250.00	30.00%	30.00%	30.00%
3,000.00	20.00%	20.00%	20.00%
2,750.00	10.00%	10.00%	10.00%
2,625.00	5.00%	5.00%	5.00%
2,562.50	2.50%	2.50%	2.50%
2,525.00	1.00%	1.00%	1.00%
2,500.00	0.00%	0.00%	0.00%
2,475.00	-1.00%	0.00%	-1.00%
2,375.00	-5.00%	0.00%	-5.00%
2,250.00	-10.00%	0.00%	-10.00%
2,000.00	-20.00%	0.00%	-20.00%
1,750.00	-30.00%	0.00%	-30.00%
1,585.00	-36.60%	0.00%	-36.60%
1,584.75	-36.61%	N/A	-36.61%
1,500.00	-40.00%	N/A	-40.00%
1,250.00	-50.00%	N/A	-50.00%
1,000.00	-60.00%	N/A	-60.00%
750.00	-70.00%	N/A	-70.00%
500.00	-80.00%	N/A	-80.00%
250.00	-90.00%	N/A	-90.00%
0.00	-100.00%	N/A	-100.00%
(1)  The Index closing level is greater than or equal to 1,585 (63.40% of the hypothetical Initial Index Level) on each day during the Monitoring Period.
(2)  The Index closing level is less than 1,585 (63.40% of the hypothetical Initial Index Level) on at least one day during the Monitoring Period.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the payment at maturity in different scenarios is calculated.

Example 1:  The level of the Index increases from the Initial Index Level of 2,500 to an Ending Index Level of 2,750. Because the Ending Index Level of 2,750 is greater than the Initial Index Level of 2,500 and the Index Return is 10%, regardless of whether a Knock-Out Event has occurred, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 10%) = $1,100

Example 2:  A Knock-Out Event has not occurred, and the level of the Index decreases from the Initial Index Level of 2,500 to an Ending Index Level of 2,375.  Although the Index Return is negative, because a Knock-Out Event has not occurred, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3:  A Knock-Out Event has occurred, and the level of the Index decreases from the Initial Index Level of 2,500 to an Ending Index Level of 2,250.  Because a Knock-Out Event has occurred and the Index Return is -10%, the investor receives a payment at maturity of $900 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -10%) = $900

Example 4:  A Knock-Out Event has occurred, and the level of the Index increases from the Initial Index Level of 2,500 to an Ending Index Level of 1,250.  Because the Index Return is -50%, a Knock-Out Event has occurred and the investor receives a payment at maturity of $500 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -50%) = $500

The hypothetical returns and hypothetical payments on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments -	PS - 2
Knock-Out Buffered Notes Linked to the EURO STOXX 50® Index

Selected Purchase Considerations

•
UNLEVERAGED AND UNCAPPED APPRECIATION POTENTIAL — The notes provide the opportunity to earn an unleveraged return equal to any positive Index Return without upside return enhancement.  The notes are not subject to a predetermined maximum gain and, accordingly, any return at maturity will be determined based on the movement of the Index.  Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.

•
LIMITED PROTECTION AGAINST LOSS — We will pay you your principal back at maturity if the Ending Index Level does not decline below the Initial Index Level by more than 36.60% on any day during the Monitoring Period (i.e., if a Knock-Out Event does not occur).  If the Index closing level declines below the Initial Index Level by more than 36.60% on at least one day during the Monitoring Period (i.e., if a Knock-Out Event has occurred), the benefit provided by the Knock-Out Buffer Amount will terminate, and for every 1% that the Ending Index Level is less than the Initial Index Level, you will lose an amount equal to 1% of the principal amount of your notes. For additional clarification, please see “What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index?” in this amended and restated pricing supplement.

•
RETURNS LINKED TO THE EURO STOXX 50® INDEX — The EURO STOXX 50® Index consists of 50 component stocks of market sector leaders from within the Eurozone.  The EURO STOXX 50® Index and STOXX® are the intellectual property (including registered trademarks) of STOXX Limited, Zurich, Switzerland and/or its licensors (the “Licensors”), which are used under license.  The notes based on the EURO STOXX 50® Index are in no way sponsored, endorsed, sold or promoted by STOXX Limited and its Licensors and neither of the Licensors shall have any liability with respect thereto.  For additional information about the Index, see the information set forth under “Equity Index Descriptions — The EURO STOXX 50® Index” in the accompanying underlying supplement no. 1-I.

•
CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-I.  The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes.  Assuming this treatment is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price.  However, the Internal Revenue Service (the “IRS”) or a court may not respect this treatment of the notes, in which case the timing and character of any income or loss on the notes could be materially and adversely affected.  In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.  Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Index or any of the component securities of the Index.  These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 4-I dated November 14, 2011 and the accompanying underlying supplement no. 1-I dated November 14, 2011.

•
YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal.  The return on the notes at maturity is linked to the performance of the Index and will depend on whether a Knock-Out Event has occurred and whether, and the extent to which, the Index Return is positive or negative. If the Index closing level is less than the Initial Index Level by more than the Knock-Out Buffer Amount of 36.60% on any day during the Monitoring Period, a Knock-Out Event has occurred, and the benefit provided by the Knock-Out Buffer Amount of 36.60% will terminate.  If a Knock-Out Event has occurred, for every 1% that the Ending Index Level is less than the Initial Index Level, you will lose an amount equal to 1% of the principal amount of your notes.  Under these circumstances, you could lose some or all of your initial investment at maturity.

•
CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes.  Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.  If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

Recent events affecting us have led to heightened regulatory scrutiny, may lead to additional regulatory or legal proceedings against us and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes.  See “Executive Overview — Recent Developments,” “Liquidity Risk Management — Credit Ratings,” “Item 4. Controls and Procedures” and “Part II. Other Information — Item 1A. Risk Factors” in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012.

•
POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes.  In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.  In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes.  It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines.  Please refer to “Risk Factors — Risks Relating to the Notes Generally” in the accompanying product supplement no. 4-I for additional information about these risks.

JPMorgan Structured Investments -	PS - 3
Knock-Out Buffered Notes Linked to the EURO STOXX 50® Index

•
THE BENEFIT PROVIDED BY THE KNOCK-OUT BUFFER AMOUNT MAY TERMINATE ON ANY DAY DURING THE MONITORING PERIOD — If the Index closing level on any day during the Monitoring Period is less than the Initial Index Level by more than the Knock-Out Buffer Amount of 36.60%, the benefit provided by the Knock-Out Buffer Amount will terminate and you will be fully exposed to any depreciation in the Index.  We refer to this feature as a contingent buffer.  Under these circumstances, if the Ending Index Level is less than the Initial Index Level, you will lose 1% of the principal amount of your initial investment for every 1% that the Ending Index Level is less than the Initial Index Level.  You will be subject to this potential loss of principal even if the Index subsequently increases such that the Index closing level is less than the Initial Index Level by not more than the Knock-Out Buffer Amount of 36.60%, or is equal to or greater than the Initial Index Level.  If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes at maturity.  As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.

•
CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While any payment on the notes described in this amended and restated pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes.  As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you.  This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those referred to under “Many Economic and Market Factors Will Impact the Value of the Notes” below.

The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

•
NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

•
RISK OF A KNOCK-OUT EVENT OCCURRING IS GREATER IF THE INDEX IS VOLATILE — The likelihood that the Index closing level is less than the Initial Index Level by more than the Knock-Out Buffer Amount on any day during the Monitoring Period, thereby triggering a Knock-Out Event, will depend in large part on the volatility of the Index — the frequency and magnitude of changes in the level of the Index.

•
NON-U.S. SECURITIES RISK — The equity securities that compose the Index have been issued by non-U.S. companies.  Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries.  Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies.  The prices of securities in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws.  Moreover, the economies in such countries may differ favorably or unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

•
NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES — The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies upon which the equity securities underlying the Index are based, although any currency fluctuations could affect the performance of the Index. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your payment at maturity.

•
LACK OF LIQUIDITY — The notes will not be listed on any securities exchange.  JPMS intends to offer to purchase the notes in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

•
MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be impacted by a number of economic and market factors that may either offset or magnify each other, including:

• the actual and expected volatility of the Index;
• the time to maturity of the notes;
• whether a Knock-Out Event has occurred or is expected to occur;
• the dividend rates on the equity securities underlying the Index;
• interest and yield rates in the market generally;
• the exchange rate and the volatility of the exchange rate between the U.S. dollar and the European Union euro;
• a variety of economic, financial, political, regulatory and judicial events; and
•  our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments -	PS - 4
Knock-Out Buffered Notes Linked to the EURO STOXX 50® Index

Historical Information

The following graph sets forth the historical performance of the EURO STOXX 50® Index based on the weekly historical Index closing levels from January 5, 2007 through October 12, 2012.  The Index closing level on October 16, 2012 was 2,547.90.  We obtained the Index closing levels below from Bloomberg Financial Markets, without independent verification.

The historical Index closing levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the Observation Date or any day during the Monitoring Period.  We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

Validity of the Notes

Restated below is the opinion of Davis Polk & Wardwell LLP, as our special products counsel, delivered on October 12, 2012 relating to the notes:

“In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this amended and restated pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above.  This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware.  In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 29, 2012, which was filed as an exhibit to a Current Report on Form 8-K by us on March 29, 2012.”

JPMorgan Structured Investments -	PS - 5
Knock-Out Buffered Notes Linked to the EURO STOXX 50® Index